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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2004

SEC FILE NUMBER
8- 46847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW HARBOR CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chloe Gavin 212 453-1140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine Neider Wohl, LLP
(Name – *if individual, state last, first, middle name*)

230 Park Avenue Suite 462 New York NY 10169
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Beatty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Harbor Capital Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSALINDA GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires
April 11, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW HARBOR CAPITAL INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND DECEMBER 31, 2002

Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
230 Park Avenue, New York, New York 10169-0081
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
New Harbor Capital Inc.

We have audited the accompanying balance sheets of New Harbor Capital Inc., as of December 31, 2003 and 2002 and the related statements of income (loss) and accumulated deficit, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Harbor Capital Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

Levine Neider Wohl, LLP

New York, New York
February 20, 2004

NEW HARBOR CAPITAL INC.
BALANCE SHEETS
DECEMBER 31

	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$157,621	$129,583
Due from affiliate	25,139	-
Prepaid expenses	679	679
Total Current Assets	183,439	130,262
Investment in restricted securities	41,900	46,100
Total Assets	$225,339	$176,362
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 6,140	$ 5,830
Income taxes payable	360	-
Total Liabilities	6,500	5,830
Commitments And Contingencies		
Stockholder's Equity:		
Common stock, par value $.01, authorized 1000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	290,299	280,299
Accumulated deficit	(71,461)	(109,768)
Total Stockholder's Equity	218,839	170,532
Total Liabilities And Stockholder's Equity	$225,339	$176,362

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF INCOME (LOSS) AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31

	2003	2002
Revenue	$ 60,000	$ -
Expenses:		
Legal	-	479
Accounting	11,640	12,184
Regulatory fees	3,112	1,133
Miscellaneous	187	32
Insurance	931	879
Rent	1,000	1,000
Total Expenses	16,870	15,707
Income (Loss) From Operations	43,130	(15,707)
Other Income (Expense)		
Interest Income	929	1,249
Interest expense	(47)	-
Loss on investment in restricted securities	(4,200)	-
	(3,318)	1,249
Income (Loss) Before Provision For Income Taxes	39,812	(14,458)
Provision For Income Taxes	1,505	400
Net Income (Loss)	38,307	(14,858)
Accumulated Deficit - Beginning	(109,768)	(94,910)
Accumulated Deficit - Ending	$ (71,461)	$(109,768)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balances, December 31, 2001	$ 1	$270,299	$ (94,910)
Additional Capital Contributed	-	10,000	-
Net (Loss) – 2002	-	-	(14,858)
Balances, December 31, 2002	1	280,299	$(109,768)
Additional Capital Contributed	-	10,000	-
Net Income – 2003	-	-	38,307
Balances, December 31, 2003	$ 1	$290,299	$ (71,461)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2003	2002
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 38,307	$ (14,858)
Adjustments To Reconcile Net Income (Loss) To Net Cash Provided By (Used In) Operating Activities:		
Investment in restricted securities	4,200	-
Decrease (Increase) In Assets:		
Due from affiliate	(25,139)	-
Prepaid expenses	-	192
Increase (Decrease) In Liabilities:		
Accounts payable and accrued expenses	310	(1,256)
Income taxes payable	360	(300)
Net Cash Provided By (Used In) Operating Activities:	18,038	(16,222)
Cash Flows From Financing Activities:		
Capital contributions	10,000	10,000
Net Cash Provided By Financing Activities	10,000	10,000
Increase (Decrease) In Cash And Cash Equivalents	28,038	(6,222)
Cash And Cash Equivalents - Beginning Of Year	129,583	135,805
Cash And Cash Equivalents - End Of Year	$157,621	$129,583
Supplemental Disclosures Of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 47	$ -
Income taxes	$ 1,100	$ 675

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002

Note 1 - Business Organization

The Company was incorporated on September 30, 1993 under the laws of Delaware.

The Company operates pursuant to a restriction agreement with the National Association of Securities Dealers, Inc. ("NASD"), dated January 19, 1996, and amended December 31, 1996. Under the terms of the agreement the Company is permitted to perform, among other things, certain financial consulting services for corporate clients, private placements of securities and selling tax shelters or limited partnerships in primary distributions on a best efforts basis only, and act as a co-manager in public offerings in which the Company provides advice to issuers. The amended agreement limits the Company's underwriting business to issuers to whom the Company has provided advisory services. The Company will not receive any retention and, therefore, will not be involved in any sales efforts.

Note 2 - Significant Accounting Policies

For the year beginning January 1, 1994 and thereafter, the Company has elected in accordance with Section 1372(a) of the Internal Revenue Code of 1954 not to be subject to federal income tax and to have income or losses pass directly through to the stockholder's individual income tax returns.

The Company prepares its financial statements on the accrual basis of accounting, whereby revenues and expenses are generally recognized in the year in which earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Note 3 - Net Capital Requirements

By regulatory authority of the Security and Exchange Commission (See Note 4), the Company must limit its aggregate indebtedness not to exceed 1,500% of its net capital. Net capital as defined, as of December 31, 2003 and 2002 was $193,021 and $169,853 respectively, and aggregate indebtedness was $6,500 and $5,830 respectively, resulting in respective net capital ratios of approximately .03 (aggregate indebtedness) to 1 (net capital).

Pursuant to the net capital provisions of Rule 15c3-1 (g)(2)(ii) (the uniform net capital rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $100,000 or 6 2/3% of its aggregate indebtedness, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, or computed at 6 2/3%. As at December 31, 2003 and 2002, the Company had actual net capital, as defined, of $193,021 and $169,853 respectively, and required minimum net capital of $100,000 as of both dates. In its restriction letter, the Company agreed to maintain 120% of its minimum net capital requirement in accordance with Rule 17(a)-11(b)(I). Net capital at December 31, 2003 of $193,021, and at December 31, 2002 of $169,853, is equivalent to approximately 193% and 170% respectively, of the minimum net capital requirements.

Note 4 - Due from Affiliate

The amount due from affiliate represents a short-term loan bearing interest at 4% per annum. The $25,000 principal was repaid in January 2004. Interest earned on the loan was approximately $139 for the year ended December 31, 2003.

Note 5 - Investment in Restricted Securities

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock (See Note 9) in the "National Association of Securities Dealers, Inc. ("Nasdaq"), pursuant to the terms and conditions contained in a private placement memorandum.

As these securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. The investment is being stated at cost.

See accompanying auditor's report.

Note 6 - Regulatory Requirements

The Company operates under the authority of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), which require the following disclosures in addition to the information on net capital requirements. (See Note 3)

No differences exist between the audited computation of net capital and the Company's corresponding focus Part II A, as revised.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Note 7 - Related Party Transactions

During the years ended December 31, 2003 and 2002, rent expense, in the amount of $1,000, was charged by New Harbor Incorporated, an affiliate through common control and management.

Note 8 - Concentration Of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits.

Note 9 - Commitments

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, the warrants provide the Company the option to purchase common stock in accordance with the following schedule:

Maximum number of shares of common stock subject to exercise	Commencement of exercise period	Termination of exercise period	Exercise price per share of common stock	Maximum additional cost
1,200	June 30, 2003	June 25, 2004	$14.00	$16,800
1,200	June 28, 2004	June 27, 2005	$15.00	18,000
1,200	June 28, 2005	June 27, 2006	$16.00	19,200
3,600				$54,000

During the year ended December 31, 2003, warrants to acquire 1,200 shares of common stock at $13.00 per share expired.

See accompanying auditor's report.

Levine Nelder Wohl, LLP
Certified Public Accountants & Business Consultants
230 Park Avenue, New York, New York 10169-0081
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
New Harbor Capital Inc.

We have audited the accompanying financial statements of New Harbor Capital Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Nelder Wohl, LLP

New York, New York
February 20, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net Capital - Total Stockholder's Equity	$218,839
Deductions For Non-Allowable Assets:	
Due from affiliate	(25,139)
Prepaid expenses	(679)
	(25,818)
Net Capital Before "Haircuts"	193,021
Net Capital "Haircuts":	
Re: Investment in Marketable Securities	(2,609)
Re: Investment in Restricted Securities	(41,900)
	(44,509)
Net Capital After "Haircuts"	$148,512
Aggregate Indebtedness:	
Included In Balance Sheet:	
Accounts payable and accrued expenses	$ 6,500
Computation of Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital - Based on Minimum Capital	$ 48,512

The accompanying notes are an integral part of the supplementary schedule.